UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NORTEL INVERSORA S.A.
(Name of Issuer)
American Depositary Shares, representing Class B Preferred Shares
(Title of Class of Securities)
656567401
(CUSIP Number)
June 15, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	656567401

1	NAMES OF REPORTING PERSONS Berkley Ventures Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,563,640 American Depositary Shares (representing Class B Preferred Shares)*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

3,563,640 American Depositary Shares (representing Class B Preferred Shares)*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,563,640 American Depositary Shares (representing Class B Preferred Shares)*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.1% of the Class B Preferred Shares*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* The Reporting Persons are currently the beneficial owners of 3,563,640 American Depositary Shares (“ADS”) representing 178,182, or 12.1%, of the Class B Preferred Shares of Nortel Inversora S.A. (the “Issuer”), based on 1,470,455 Class B Preferred Shares stated to be outstanding as of March 31, 2010, in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission on June 10, 2010. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

Page 2 of 7 Pages

CUSIP No.	656567401

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,563,640 American Depositary Shares (representing Class B Preferred Shares)*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

3,563,640 American Depositary Shares (representing Class B Preferred Shares)*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,563,640 American Depositary Shares (representing Class B Preferred Shares)*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.1% of the Class B Preferred Shares*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*The Reporting Persons are currently the beneficial owners of 3,563,640 American Depositary Shares (“ADS”) representing 178,182, or 12.1%, of the Class B Preferred Shares of Nortel Inversora S.A. (the “Issuer”), based on 1,470,455 Class B Preferred Shares stated to be outstanding as of March 31, 2010, in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission on June 10, 2010. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

Page 3 of 7 Pages

CUSIP No.	656567401

Item 1(a).	Name of Issuer:
Nortel Inversora S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Alicia Moreau de Justo 50, Piso 11
C1107AAB — Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:
This statement is filed jointly by Berkley Ventures Ltd. (“Berkley”) and Joseph Lewis (together with Berkley, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1). Joseph Lewis is the sole indirect owner of, and controls, Berkley.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
The principal business address of the Reporting Persons is:
c/o Cay House
P.O. Box N-7776
E.P. Taylor Drive
Lyford Cay, New Providence, Bahamas

Item 2(c).	Citizenship:
Berkley is an international business corporation organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:
American Depositary Shares, representing Class B Preferred Shares

Item 2(e).	CUSIP Number:
656567401

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

3,563,640 ADS, representing 178,182 Class B Preferred Shares

(b)	Percent of class:

12.1% of the Class B Preferred Shares

(c)	Number of ADS as to which the Reporting Persons have:
(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

3,563,640 ADS, representing 178,182 Class B Preferred Shares*

CUSIP No.	656567401
(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

3,563,640 ADS, representing 178,182 Class B Preferred Shares*
*Berkley has shared voting power and shared dispositive power with regard to 3,563,640 ADS, representing 178,182 Class B Preferred Shares, which it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the 3,563,640 ADS, representing 178,182 Class B Preferred Shares, owned directly by Berkley.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Only Berkley has the right to receive dividends and the proceeds from the sale of the Shares held by the Reporting Persons. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Member of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.
Exhibits
1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

CUSIP No.	656567401
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2010	BERKLEY VENTURES LTD.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
		Name:	Joseph Lewis, Individually